MAG Silver Corp.                                                                             November 5, 2007
For Immediate Release                                                                             N/R #07-30

MAG SILVER & PEÑOLES UPDATE RESULTS
AT VALDECAÑAS

Drill hole adds 150 metres to strike length

Vancouver, B.C…MAG Silver Corp. (TSX:MAG) (AMEX:MVG) (“MAG”) and Industrias Peñoles S.A.B. de C.V. (“Peñoles”) announce assay results have been received for Hole GB and provide visual information on the results from the most easterly hole to date, Hole UE.

Hole UE is located 150 metres east of Hole SD and has intersected a core length of 10.7 metres (8.0 metres true length) of banded and crystalline quartz vein with visible sulphides. Assay results are pending. This intersection adds a further 150 metres to the strike length of the Valdecañas Vein which can now be traced for at least 1,500 metres on the Juanicipio Joint Venture property. This intersection occurs on the eastern boundary of the property.

Hole GB, on the most westerly section drilled to date, has intersected the Valdecañas Vein near the top of the silver/gold zone almost 40 metres up-dip from Hole GC which was reported in a press release dated September 13, 2007.  This intercept returned a core length of 2.90 metres (2.73 metres true width) grading 317 grams per tonne (g/t) silver (9.20 ounces per ton (opt)), 1.90 g/t gold, 2.13% lead and 3.69% zinc. This includes a one metre section grading 581 g/t Ag, 5.6% Pb and 7.6% Zn (see table below for details).

For further information please see the longitudinal section and other diagrams below and at www.magsilver.com. The vein remains open to the east (trending onto Peñoles held property), to the west and down dip.

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc	True Width
			metres	g/t	opt	g/t	%	%	metres
JI-07-GB	730.55	733.45	2.90	317	9.20	1.90	2.13	3.69	2.73
JI-07-UE	787.50	798.20	10.7	Assays Pending					8.00

These drill results are from the 28,000 metre definition drill program currently underway on the Valdecañas silver/gold vein discovery within the Juanicipio Joint Venture, Fresnillo District, Zacatecas State, Mexico.

At a recently held joint venture committee meeting MAG and Peñoles agreed to continue drilling at Juanicipio throughout 2007 and 2008 utilizing at least four diamond drills.  Drilling in 2007 will continue to delineate the vein on a 200 metre by 100 metre grid pattern between section G to the west and Section U to the east. Holes are planned for sections G, O, Q, S and U.

It was also agreed to begin a drill program on the Juanicipio Vein before the end of this year. This vein was first intersected by MAG in 2003 and is located about 1,100 metres south of the Valdecañas Vein. Information from the drill program at Valdecañas suggests that this Juanicipio Vein intersection occurs at the very top of the high grade silver/gold zone. Peñoles also intersected the vein in 2005 almost 100 metres to the east but at an elevation now known to be well above the silver/gold zone. The Juanicipio Vein is open at depth and along strike.

A review of past drilling by the Joint Venture in the context of the Valdecañas Vein discovery has renewed interest in Hole VP–02 drilled in 2006. This hole is located on the Juanicipio property 1,200 metres to the west of section G on the Valdecañas Vein.  This hole reported a one metre section of 7.70 grams per tonne gold and 4.0 grams per tonne silver at 700 metres below surface.  The presence of strong gold values in this intersection and its relative proximity to Valdecañas is considered highly significant.

About the Joint Venture
Peñoles has earned a 56% interest in the Juanicipio property. MAG retains a 44% interest in the property. Peñoles and MAG are now participating in the project as joint partners and will share expenditures on a pro rata basis, with Peñoles contributing 56% and MAG 44% respectively. Peñoles maintains its position as operator of the project and will present programs to the joint venture management team for joint approval going forward.

The Peñoles/MAG Juanicipio Joint Venture lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 metre decline.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within in a district where he is familiar with the style and continuity of mineralization.

About Peñoles(www.penoles.com.mx)
Industrias Peñoles S.A.B. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Peñoles are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

- 30 -

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

Neither the Toronto Stock Exchange nor the American Stock Exchange have reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .

# Valdecañas Vein: Drill Plan

November, 2007

JV Boundary
Intersection of Hole JI-07-GB
Intersection of Hole JI-07-GC
Intersection of Hole JI-07-GD
Trace of Long Section
?
Dip of Vein
OPEN
2,560,000
2,559,600
GB, GD, GC, GA (in progress)
IC
ID
IE
JU9
KD, KC, KE
MA
JU7
MD,MC
OE
16, ME
MG
OF
OC
JU5
SD
JU6
UE
UD
(in progress)
710,800
711,200
Cross Section of Vein
Surface
-100
-200
-300
-400
-500
-600
-700
-800
-900
(meters below surface)
VALDECAÑAS VEIN
550m below surface
700m below surface
Projected Trace of Vein @ 550 metres below surface
Projected Trace of Vein @ 700 metres below surface
Legend
Drilled
Proposed
In Progress
0
100
200
300
400
500
Meters
MAG

# VALDECAÑAS VEIN - VERTICAL LONGITUDINAL SECTION

November, 2007

(Interpretation subject to change)

*Assay Results: True Width (meters) / Ag g/t / Au g/t
g/t (grams per tonne)
200 m
Legend
Proposed Hole
In Progress
Completed Hole
Surface
Section G
Section I
Section K
Section M
Section O
Section Q
Section S
Preliminary Position (best estimate)
1,500 m
Rhyolites
Shales and Sandstones
Peñoles
MAG/Peñoles
meters above sea level
2220
2120
2020
1920
1820
1720
1620
1520
1420
-800
-700
-600
-500
-400
-300
-200
-100
0
100
200
300
400
500
600
JI-03-07
0.3m / 593g/t Ag / 0.53g/t Au
JI-06-MA
0.7m / 12g/t Ag / 0.04g/t Au
JI-07-KC
0.6m / 401g/t Ag / 0.19g/t Au
JI-06-MB
1.5m / 2,210g/t Ag / 6.96g/t Au
IB
GA
IC
See November 5th press release
JI-07-GB
2.9m / 317g/t Ag / 1.90g/t Au
JI-07-GC
5.8m / 1,635g/t Ag / 0.51g/t Au
ID
No Significant Value
JI-07-GD
16.1m / 1,175g/t Ag / 3.66g/t Au
IF
GE
JI-07-IE
4.6m / 1,843g/t Ag / 4.43g/t Au
JI-06-KD
9.8m / 2,279g/t Ag / 2.66g/t Au
JI-06-MC
7.0m / 1,347g/t Ag / 0.50g/t Au
JI-05-16
5.5m / 1,798g/t Ag / 2.91g/t Au
JI-06-ME
7.0m @ 1,703g/t Ag, 3.45g/t Au
JI-07-KE
4.5m @ 82.7g/t Ag, 0.73g/t Au
JI-06-MF
7.2m @ 675g/t Ag, 1.43g/t Au
JI-07-MG
4.6m @ 192g/t Ag, 2.29g/t Au
QC No Recovery
OB
OD(R)
OD Hole Lost / No Recovery
OE Hole Lost / No Recovery
OF
QA
QB
QC
QD
QE
SA
SB
SE
UD
JI-07-SD
4.0m / 271g/t Ag / 2.78g/t Au
JI-07-UE
8.0m / Assays Pending
See November 5th press release
Remaining Focus of 2007 Drill Program
MAG

# VALDECAÑAS VEIN - VERTICAL LONGITUDINAL SECTION - GRAM METERS

November, 2007

(Interpretation subject to change)

Legend
Drill Holes
Proposed Hole
In Progress
Completed Hole
Grade X Width (g/t x m)
>1000 gram meters
1000 - 5000 gram meters
5000 - 9000 gram meters
>9000 gram meters
*Assay Results: True Width (meters) / Ag g/t / Au g/t
g/t (grams per tonne)
200 m
Surface
Section G
Section I
Section K
Section M
Section O
Section Q
Section S
1,500 m
Rhyolites
Shales and Sandstones
Peñoles
MAG/Peñoles
meters above sea level
2220
2120
2020
1920
1820
1720
1620
1520
1420
-800
-700
-600
-500
-400
-300
-200
-100
0
100
200
300
400
500
600
JI-03-07
0.3m 593g t Ag 0.53g t Au
JI-06-MA
0.7m 12g t Ag 0.04g t Au
JI-07-KC
JI-06-MB
1.5m / 2,210g t Ag / 6.96g t Au
JI-06-KD
JI-06-MC
7.0m / 1,347g t Ag 0.50g t Au
JI-05-16
5.5m / 1,798g t Ag 2.91g t Au
JI-06-ME
7.0m @ 1,703g t Ag, 3.45g t Au
JI-07-KE
4.5m @ 82.7g t Ag, 0.73g t Au
JI-06-MF
7.2m @ 675g t Ag, 1.43g t Au
JI-07-MG
4.6m @ 192g t Ag, 2.29g t Au
See November 5th press release
JI-07-GB
2.9m / 317g t Ag 1.90g t Au
JI-07-GC
5.8m / 1,635g t Ag / 0.51g t Au
JI-07-GD
16.1m / 1,175g t Ag / 3.66g t Au
JI-07-IE
4.6m / 1,843g t Ag 4.43g t Au
No Significant Value
GA
IC
IB
ID
IF
GE
QC No Recovery
OB
OD(R)
OD Hole Lost / No Recovery
OE Hole Lost / No Recovery
OF
QA
QB
QC
QD
QE
SA
SB
SE
UD
JI-07-SD
4.0m - 271g t Ag 2.78g t Au
JI-07-UE
8.0m / Assays Pending
See November 5th press release
MAG

# 3D View - Valdecañas Vein

November, 2007

Intersection of JV Property Boundary and Vein
East Boundary
North Boundary
Fault
Valdecañas Vein
JV property boundary projected sub-surface
1,000 meters

Drill Plan
2 km
Valdecañas Vein
JV Boundary
MAG-Peñoles JV
(44% - 56%)
Juanicipio Vein

**<u>For illustrative purposes only</u>**

*Diagram illustrates the intersection of the south dipping Valdecañas Vein and the vertical projections of the property boundaries to the north and to the east.*

*Distances and angle of intersection (red dashed lines) are apparent in this example. The red dashed lines are depicted on the longitudinal diagram as "property boundaries."*

Section M
Surface
200 m

Longitudinal Section
Section M
200 m
Surface
Peñoles
MAG/Peñoles

MAG